July 27, 2018

Via E-mail
Jung Ho Park
President and Chief Executive Officer
SK Telecom Co., Ltd.
SK T-Tower
65, Eulji-ro, Jung-gu, Seoul, Korea

       Re:     SK Telecom Co., Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 27, 2018
               File No. 333-04906

Dear Mr. Park:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. On your website you list the international calling rates for Sudan and Syria, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. It appears from your website that you also may offer additional telecom services related to those countries. Your Form
      20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria, if any, whether through subsidiaries or other direct or indirect arrangements. You should describe any services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control. Please also discuss the materiality of those contacts, in quantitative
 Jung Ho Park
SK Telecom Co., Ltd.
July 27, 2018
Page 2

       terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                              Sincerely,

                                                              /s/ Cecilia Blye

                                                              Cecilia Blye,
Chief
                                                              Office of Global
Security Risk


cc:    Larry Spirgel
       Assistant Director
       Division of Corporation Finance